

November 18, 2009

Mr. Samuel Yik
Chief Financial Officer
Kobex Minerals Inc. (f/k/a IMA Exploration Inc.)
#1700 - 700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8

      Re: Kobex Minerals Inc. (f/k/a IMA Exploration Inc.)
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed April 8, 2009
              File No. 001-32558

Dear Mr. Yik:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Key Information, page 4

Selected Financial Information, page 4

1.   In the "Consolidated Statements of Cash Flows" table, please revise your current description of the line items "Cash used per Canadian and US GAAP" under the heading *Operating Activities* and "Cash used (generated) per Canadian and US GAAP" under the heading *Investing Activities*, so that brackets appropriately represent "used" cash resources, if that is what you intended.

Information on the Company, page 14

Island Copper Project, page 19

Location and Access, page 19

2.   Please amend your filing to include the referenced map of your Island Copper
        Project.

Financial Statements

General

3.   In future filings, please ensure that the financial statements included therein are paginated.

Independent Auditors' Report

4.   Please amend your filing to include a signed report, obtained from your independent
        registered public accounting firm, corresponding with any audited financial
        statements that are included in your filings, to comply with Article 2-02(a) of
        Regulation S-X.

Note 10 – Related Party Transactions

5.   We note in your disclosure that your president provides his services to you on a
        full-time basis, under a contract with a private company that is controlled by your
        president. You further disclose that such contractual arrangement includes
        provision for a payment to your president, in the event you terminate the contract
        or if a change of control occurs, and for which you recorded a corresponding
        accrual of approximately $712,000 in 2008. Please tell us why you commenced
        accruing for this contingency in 2008, and the basis upon which you concluded
        that accrual was necessary at this time.

Exhibits 12.1 and 12.2

6.   In paragraph 4(d) of each of your officers' certifications, your officers' referred to
        the "most recent fiscal quarter," for which they reported any change in internal
        control.   However, the period of such evaluation should be "the period covered
        by the annual report," as indicated in Instruction 12 to Form 20-F. Additionally,
        we note that neither of your officers' certifications was signed, as required by
        Rule 13a-14(a) of the Exchange Act. Accordingly, please amend your filing to
        include *updated* officers' certifications, which fully comply with the requirements
        of Instruction 12 to Form 20-F and Rule 13a-14(a) of the Exchange Act.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461, with any other questions.

                          Sincerely,

                          Christopher J. White
                          Branch Chief